         As Filed with the Securities and Exchange Commission on October 3, 1996
                                                               File No. 333-____
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933
                            ------------------------
                            OMEGA ENVIRONMENTAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                                     91-1499751
  (STATE OR OTHER JURISDICTION                         (IRS EMPLOYER
OF INCORPORATION OR ORGANIZATION)                          ID NO.)

                            19805 North Creek Parkway
                                  P.O. Box 3005
                         Bothell, Washington 98041-3005
                                 (206) 486-4800
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
              INCLUDING AREA CODE, OF PRINCIPAL EXECUTIVE OFFICES)

                                 LOUIS J. TEDESCO
               CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                            OMEGA ENVIRONMENTAL, INC.
                            19805 North Creek Parkway
                                  P.O. Box 3005
                         Bothell, Washington 98041-3005
                                 (206) 486-4800
            NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                          Copies of Communications to:

                             RONALD P. GIVNER, ESQ.
                      JEFFER, MANGELS, BUTLER & MARMARO LLP
                      2121 Avenue of the Stars, Tenth Floor
                          Los Angeles, California 90067
                                 (310) 203-8080
                              Fax:  (310) 203-0567

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the Registration Statement is declared effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

In delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                Amount                 Proposed         Proposed Maximum         Amount of
      Title of Securities                       to be              Maximum Offering    Aggregate Offering      Registration
       to be Registered                       Registered            Price Per Share          Price                  Fee
------------------------------------------------------------------------------------------------------------------------------------
 Common Stock, $0.0025 par value             1,563,500 Shs            $1.6875 (1)        $2,638,406.25            $909.80
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

(1)  Calculated pursuant to Rule 457(c).
                                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------

P R O S P E C T U S                                            October ___, 1996


                              OMEGA ENVIRONMENTAL, INC.
                                     Common Stock
                                 ($0.0025 Par Value)

                                ---------------------

    This Prospectus relates to 1,563,500 shares of the Common Stock, par value $0.0025 per share, of Omega Environmental, Inc. (the "Company"), which may be offered from time to time by certain shareholders of the Company (the "Selling Stockholders"). The Company has been advised by the Selling Shareholders that they or their successors may sell all or a portion of the securities offered hereby from time to time in the over-the-counter market, in privately negotiated transactions, or otherwise, including sales through or directly to a broker or brokers. Sales will be at prices and terms then prevailing or at prices related to the then current market prices or at negotiated prices. In connection with any sales, any broker or dealer participating in such sales may be deemed to be an underwriter within the meaning of the Securities Act of 1933. See "Plan of Distribution." The Company will receive no part of the proceeds of such sales, but will receive funds upon the exercise of warrants, which amount would be used for working capital.

                          ---------------------------------


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

                          ---------------------------------

                       FOR INFORMATION REGARDING CERTAIN RISKS
             RELATING TO THE COMPANY, SEE "RISK FACTORS" ON PAGES 5 TO 9

                             ---------------------------


         All expenses incurred in connection with this offering, which expenses are not expected to exceed $20,000 are being borne by the Company.

    The Common Stock of Omega Environmental, Inc. is traded on Nasdaq National Market (Symbol: OMEG). On October 1, 1996, the last sale price of the Company's Common Stock was $1.6875.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Securities and Exchange Commission (the "Commission") are incorporated herein by reference: the Company's Annual Report on Form 10K and Form 10-K/A for the fiscal year ended March 31, 1996; and Company's Quarterly Report on Form 10Q for the fiscal quarter ended June 30, 1996.

     All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the offering of the securities under this Prospectus shall be deemed to be incorporated by reference herein and to be a part thereof from the date of filing of such documents, except as to any portion of any future Annual or Quarterly Report to Stockholders which is not deemed to be filed under said provisions or any portion of a Proxy Statement not deemed incorporated herein by reference. Any statement made in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that such statement is replaced or modified by a statement contained in a subsequently dated document incorporated by reference or contained in this Prospectus. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents. Written or oral requests for such copies should be directed to Dan
E. Steigerwald, Chief Financial Officer, 19805 North Creek Parkway, P.O. Box 3005, Bothell, Washington 98041-3005 (Telephone: (206) 486-4800).

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: The Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago Illinois 606612511 and the New York Regional Office, 7 World Trade Center, 12th Floor, New York, New York 10048. Such reports, proxy statements and other information filed by the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Copies of such materials can also be obtained by mail at prescribed rates upon written request addressed to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company has filed with the Commission in Washington, D.C., a Registration Statement on Form S3 under the Securities Act of 1933, as amended, with respect to the securities offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the exhibits and financial statements and schedules, if any, filed therewith or incorporated therein by reference. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or incorporated herein by reference, each statement being qualified in its entirety by such reference. The Registration Statement, including the exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of any and all parts thereof may be obtained from such office after payment of the fees prescribed by the Commission.

                               PROSPECTUS SUMMARY
     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS APPEARING ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, INCLUDING THE NOTES TO SUCH FINANCIAL STATEMENTS. UNLESS OTHERWISE INDICATED, ALL FINANCIAL INFORMATION, SHARE AND PER SHARE INFORMATION IN THIS PROSPECTUS ASSUME (I) NO EXERCISE OF OPTIONS TO PURCHASE AN AGGREGATE OF UP TO 742,234 SHARES GRANTED TO AN INVESTMENT BANK IN CONNECTION WITH THE PRIVATE PLACEMENT OF THE COMPANY'S SECURITIES; (II) NO CONVERSION OF 500 SHARES OF SERIES B PREFERRED STOCK; AND (III) NO EXERCISE OF OPTIONS TO PURCHASE AN AGGREGATE OF UP TO 9,401,000 SHARES GRANTED OR AVAILABLE TO BE GRANTED TO EMPLOYEES, OFFICERS, DIRECTORS AND CONSULTANTS PURSUANT TO STOCK OPTIONS AND STOCK PURCHASE PLANS. THE TERM "COMPANY" OR "OMEGA" REFERS TO OMEGA ENVIRONMENTAL, INC. AND ITS SUBSIDIARIES. REFERENCES TO YEARS IN FINANCIAL DATA ARE TO THE COMPANY'S FISCAL YEAR ENDED MARCH 31.

                                   THE COMPANY
     Omega Environmental, Inc. ("Omega" or the "Company") was organized in September 1990 to become the first national turnkey provider of products and services to owners of underground storage tank ("UST") systems which are subject to increasing regulations from the U.S. Environmental Protection Agency, as well as state and local regulatory agencies. Over the last year, the Company has been placing increasing emphasis on developing market driven service businesses such as new service station and convenience store construction, station upgrades and reimaging, and installation of state-of-the-art electronic equipment and customer-interface devices such as pay-at-the-pump and information management systems. As an essential part of its market-driven strategy, the Company is also placing greater emphasis on its ability to provide after-sale service of the increasingly complex equipment being installed in service stations and convenience stores. The Company now offers a large range of services, including facilitation of equipment and project financing, for the operators and owners of fueling facilities in the United States. Currently, the Company has units operating in 31 states. The Company also established a subsidiary in Mexico and has joint ventures with limited operations in Argentina and Spain.

     The Company derives its revenues from the removal of leaking and outdated USTs, construction, including service stations and convenience stores, soil and groundwater remediation services, the sale and installation of new UST systems, and the distribution, installation and servicing of petroleum storage and dispensing equipment. The Company is expanding its maintenance service capabilities, particularly for large clients as an outsourcing alternative.

     The Company has incurred significant losses since inception. For the fiscal years ended March 31, 1996 and 1995, the Company had net losses of $21,442,000 and $17,174,000 respectively. The Company incurred a net loss of $783,000 and $343,000 for the quarters ended June 30, 1996 and 1995, respectively. Operations have not generated sufficient cash to cover current obligations.

     The Company's offices are located at 19805 North Creek Parkway, P.O. Box 3005, Bothell, Washington 98041-3005, and its telephone number is
(206) 486-4800.

                                  THE OFFERING

Common Stock offered by the Selling Stockholders . . . . . .   1,563,500 shares
Common Stock outstanding as of August 31, 1996 . . . . . . .  43,379,780 shares*
Nasdaq National Market Symbol. . . . . . . . . . . . . . . .  "OMEG"





*Excludes Common Stock issuable upon conversion of 500 shares of Series B Convertible Redeemable Preferred Stock. Through September 30, 1996, 29 shares of Series B Convertible Redeemable Preferred Stock had been converted into 203,835 shares of Common Stock.

                     SUMMARY FINANCIAL DATA

     The following table sets forth, for the periods and at the dates indicated, summary historical consolidated financial data of the Company. The summary consolidated historical financial data has been derived from the audited consolidated financial statements of the Company for each of the two years ended March 31, 1996 and the unaudited consolidated financial statements for the three months ended June 30, 1996 and 1995. These financial statements and financial data should be read in conjunction with such financial statements and the notes thereto incorporated by reference into this Prospectus. The results for the three months ended June 30, 1996, are not necessarily indicative of the results to be expected for the full year.


                                                           YEAR ENDED               THREE MONTHS ENDED
                                                            MARCH 31,                     JUNE 30,
                                                ----------------------------------------------------------
                                                      1996           1995           1996           1995
                                                -----------     ----------      ----------     ----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
   Sales.....................................     $151,718       $137,044        $39,213        $40,409
   Cost of sales.............................     $127,540       $112,382        $31,376        $32,428
   Gross profit..............................      $24,178        $24,662         $7,837         $7,981
   Operating expenses........................      $42,991        $34,219         $7,957         $8,168
   Operating loss............................     $(18,813) (a)   $(9,557)         $(120)         $(187)
   Other income (expense), net...............      $(2,629)       $(7,617) (b)     $(663)         $(156)
   Net loss..................................     $(21,442)      $(17,174)         $(783)         $(343)
   Net loss per common share.................       $(0.61)        $(0.55)        $(0.02)        $(0.01)
   Weighted average number of common
    shares outstanding.......................       34,910         31,320         40,111         32,975
BALANCE SHEET DATA (END OF PERIOD):
  Working capital............................      $22,934        $22,139        $21,604        $23,257
  Goodwill, net..............................       28,554 (a)     35,504         28,258         35,311
  Total assets...............................     $102,013       $110,297       $105,997       $112,617
  Long-term obligations, excluding
    current installments and Class Action
    Lawsuit settlement obligation............       $6,554         $2,345         $3,968         $2,458
  Shareholders' equity.......................      $50,026        $63,306        $56,707        $64,432
  Common stock outstanding (c)...............       38,663         33,876         42,776         34,571
  Preferred stock outstanding (c)............                          -                             -
STATEMENT OF CASH FLOWS DATA:
  Net cash used in operating activities......     $(10,589)      $(20,609)       $(4,604)       $(1,635)
  Net cash provided by (used in)
   investing activities......................         $710        $20,771          $(269)        $1,406
  Net cash provided by (used in)
   financing activities......................       $9,046           $(76)        $4,550           $499

(a) Includes an adjustment (i) to write-down goodwill of $5,699,000, (ii) expense incurred to consolidate operations totaling $4,100,000, (iii) changes to reimbursement rates and other matters associated with state reimbursement programs totaling approximately $12,500,000, and (iv) a provision for uncollected receivables of $1,700,000.
(b) Includes Class Action settlement and related expenses of $6,764,000.
(c) Series A Convertible Redeemable Preferred Stock outstanding was 210 as of March 31, 1996 and 20 as of June 30, 1996. 500 shares of Series B Convertible Redeemable Preferred Stock were issued in July 1996 for net proceeds of approximately $4,700,000. Through September 30, 1996, 29 shares of Series B Convertible Redeemable Preferred Stock had been converted into 203,835 shares of Common Stock.

                                   RISK FACTORS
     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS AND INFORMATION INCORPORATED HEREIN BY REFERENCE BEFORE PURCHASING THE SECURITIES OFFERED HEREBY. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN OR INCORPORATED HEREIN BY REFERENCE, THE DISCUSSION IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE HEREIN SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN OR ARE INCORPORATED HEREIN BY REFERENCE INTO THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE OR INCORPORATED HEREIN BY REFERENCE. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN.

     LIMITED OPERATING HISTORY AND OPERATING LOSSES SINCE INCEPTION. The Company was organized in September 1990, has a limited operating history and has incurred significant losses since inception. For the fiscal years ended March 31, 1996 and 1995, the Company had losses of $21,442,000 and $17,174,000, respectively, including for fiscal 1995 an expense of $6,764,000 relating to settlement of a class action lawsuit. Omega's net loss in fiscal 1996 was an $11,032,000 increase over fiscal 1995, excluding the class action lawsuit settlement and related expenses. The primary reasons for this increase include the following fourth quarter 1996 charges: (i) the write-down of goodwill totaling $5,699,000, (ii) expenses incurred to consolidate operations totaling approximately $4,100,000, (iii) changes in reimbursement rates and other matters associated with state reimbursement programs totaling approximately $2,500,000, and (iv) a provision for uncollectible receivables of $1,700,000. Revenues and margins were also negatively effected in the fourth quarter due to severe and prolonged winter weather conditions in the eastern United States. The Company incurred a net loss of $783,000 and $343,000 for the quarters ended June 30, 1996 and 1995, respectively. The increase was caused by bank charges resulting from loan agreement modifications and increased interest expense. Increases in interest rates or amounts borrowed will increase future interest expense.

     Management has and is continuing to take steps to improve margins and reduce operating expenses. Management has lowered overhead, eliminated duplicate functions and facilities, disposed of non-core lines of business, and significantly downsized two units' unprofitable operations. The Company is currently in the process of aligning operations along functional lines on a national basis including (i) centralizing purchasing and distribution under one national information system, (ii) consolidating maintenance services in one nationally coordinated and directed unit, and (iii) consolidating marketing and sales activities. There can be no assurance the Company will be profitable.

     In connection with its strategy to provide products and services to the owners and operators of fueling facilities on a national basis, the Company continually investigates possible acquisition and divestiture opportunities and expects to continue to complete such transactions in the future. Accordingly, the Company anticipates that it will continue to incur the costs associated with these activities such as consulting and legal expenses and general and administrative expenses. The Company will continue to incur expenses in connection with completing and integrating the acquired businesses into the Company. Further, the future amortization of goodwill associated with completed and future acquisitions, if any, will also have a material adverse effect on future results of operations. Goodwill amortization resulting from past acquisitions is approximately $1,600,000 per year at this time.

     In March 1996 the Company critically analyzed each acquired entity's goodwill balance for impairment, including future financial projections. As a result, a goodwill write-down of $5,699,000 was recorded. During the five months ended August, 31, 1996, certain entities continued to incur operating losses and perform at levels lower than the financial projections made in March 1996. Management is continuing to closely monitor the operating performance of these entities in relation to projections made in March 1996. If the results suggest that goodwill impairment has occurred, the Company will critically analyze and measure the aforementioned goodwill for impairment, and a significant write-down is possible.

     CONSOLIDATION OF OPERATIONS. Management is in the process of consolidating the operations of the acquired entities along functional lines on a national basis. In March, 1996 the Company incurred expenses totaling $4,100,000 related to this consolidation. As management implements the new functional organization structure, additional functions and facilities may be eliminated or replaced that would result in additional expenses. The amount and timing of these additional expenses is not currently known. There can be no assurance that the consolidation of operations will be successful or, if completed, that operations will be profitable.

     LIQUIDITY. The Company has incurred significant losses since inception and operations have not generated cash. To meet operating cash needs and reduce debt the Company sold Common Stock and Preferred Stock in fiscal 1996 for net proceeds of $9,445,000. Through the first five months of fiscal year 1997 the Company received net proceeds of approximately $2,700,000 from the exercise of unit options and underlying warrants by underwriters and net proceeds of approximately $4,700,000 from the sale of 500 shares of Series B Convertible Redeemable Preferred Stock. Continued operating losses will cause liquidity problems and there can be no assurances that the Company will be able to generate cash from operations, borrowings, or the sale of additional equity securities. Further, the Company's liquidity could be adversely affected by acquisitions which require cash as part of the purchase price.

     On September 15, 1995, the Company entered into a Loan Agreement with BNY Financial Corporation ("BNYFC"). The three-year Loan Agreement provides for a $10,000,000 term loan and up to a $20,000,000 revolving loan and is secured by the Company's assets. Proceeds of approximately $17,000,000 from the loans were used to replace previous lines of credit and pay off the majority of long-term obligations and obligations under capital leases. Borrowings under the revolving loan are limited to a percent of eligible assets (as defined in the Loan Agreement), primarily receivables and inventories. Interest accrues at the Eurodollar Rate plus 3.25% or at the Alternative Base Rate (as defined in the Loan Agreement) plus 2%, at the Company's option, and is payable monthly. As of August 31, 1996, the Company had a borrowing capacity under the revolving loan of approximately $20,000,000 based on certain asset levels, of which the Company had borrowed $14,000,000 and the balance of the term loan was $2,900,000. Under the Loan Agreement, the Company must maintain certain ratios and certain net income and is prohibited from paying dividends, repurchasing or redeeming its capital stock, and certain other activities. No assurances can be given that the Company can satisfy such tests and covenants. In the past, the Company has not maintained such ratios or net income tests but has obtained waivers and modifications from BNYFC for additional fees. No assurances can be given that any waivers or modifications will be granted in the future. Increases in interest rates will increase the Company's cost of borrowings under the Loan Agreement and will adversely affect results of operations. The BNYFC Loan Agreement expires on September 14, 1998. There can be no assurances that the Company will be able to renew or replace the BNYFC Loan Agreement.

     As of August 31, 1996, the Company had receivables and costs and estimated earnings in excess of billings on uncompleted contracts relating to the Florida State Reimbursement Program (the "Program") of approximately $8,000,000. Management expects that receivables and costs and estimated earnings in excess of billings on uncompleted contracts related to the Program will be collected from third party funders during the fiscal year 1997. No assurances can be given that any funder financing can be achieved. Failure to obtain such financing would adversely impact the Company's liquidity and ability to expand its operations under other state government reimbursement programs.

     In addition, as of August 31, 1996 the Company is responsible for any shortfalls related to the approximately $16,000,000 of billings to the Program for services performed by the Company and paid to the Company by the funders. The shortfall results from deductions for costs which, in the State's opinion, are not allowable under the reimbursement regulations. Upon such notification, the funder may appeal and/or require the Company to repurchase the denied amount. In accordance with certain funder agreements, approximately $2,000,000 of the proceeds have been placed in escrow to reimburse funders for any shortfalls.

There can be no assurances that escrowed amounts would be adequate to cover shortfalls. The Company has recorded an estimated liability for shortfalls, but actual shortfalls could differ from those estimates.

     Omega Environmental Financial Services, Inc., a subsidiary of the Company ("Omega Financial"), facilitates third-party financing primarily for customers of the Company's operating divisions. In addition to serving as an intermediary between customers and funding sources, Omega Financial has been authorized by the Company's Board of Directors to provide up to $2,000,000 of limited recourse assurances and guarantees to participating financial institutions. At August 31, 1996, the Company has guaranteed repayment of certain loans of customers totaling $1,400,000. If a customer whose debt the Company has guaranteed fails to make payments, the Company would be required to make the payments which would adversely affect the Company's liquidity and results of operations.

     GOING CONCERN. The report of the Company's independent auditors on the consolidated financial statements of the Company for the year ended March 31, 1996, contains an explanatory paragraph that states that the Company has incurred significant losses since inception and operations have not generated sufficient cash to cover current obligations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

     RISK OF GROWTH THROUGH ACQUISITION. One of the Company's business strategies is to increase its revenues and marketing capabilities through the acquisition of regional or local UST installation, removal, distribution, service, remediation and other businesses. The Company has made sixteen acquisitions since March 1993, but has made only one minor acquisition since November 1994. While the Company is continuing to explore acquisitions candidates, it has no agreements relating to any potential acquisitions. There is no assurance that the Company will be able to complete any further acquisitions or, if completed, that such acquisitions will be of the size or in locations most desirable to implement the Company's overall strategy. Entities acquired by the Company may have liabilities under contracts performed by them prior to acquisition or other liabilities including those under environmental laws and regulations for which the Company may be responsible. Further, no assurances can be given that the Company can successfully integrate and operate any and all of the acquired companies profitably.

     RELIANCE ON GOVERNMENT REGULATION AND PROGRAMS. Environmental laws and regulations are, and will continue to be, one of the principal factors affecting demand for UST installation, removal and remediation and the other products and services of the types offered by the Company. The Company is currently offering services in the UST market which is government regulated. The level of enforcement activities by federal, state and local environmental protection agencies and changes in laws and regulations may also affect demand for the Company's services. Any changes in these laws or regulations which increase compliance standards may require the Company to modify its activities to meet more stringent regulatory requirements. To the extent that the burdens of complying with such environmental laws and regulations may be eased, such as a delay in the 1998 EPA deadline, the demand for the Company's services could be materially and adversely affected. In addition, the existence of environmental regulations and the level of enforcement vary by country and will affect demand for the Company's products and services outside the United States.

     The Company provides environmental engineering and remediation services for which governmental reimbursement programs are expected to be ultimate payers. The largest of these programs, funded through petroleum taxes, are in the States of Florida and Texas. Recently the State of Florida has restructured the Program to provide a priority for site clean-ups and pre-approval instead of a first come, first serve reimbursement basis. In addition, while the program was being restructured, payments were suspended for several months. The failure to continue these government reimbursement programs, or changes in these government reimbursement programs, could adversely effect the Company's operations and liquidity.

     POTENTIAL ENVIRONMENTAL LIABILITY AND GOVERNMENT REGULATIONS. The Company's business exposes it to the risk that harmful substances will escape into the environment and cause damage or injury to others. If the installed UST systems do not function as expected, petroleum or hazardous materials may enter the ground, and possibly groundwater, or cause other damage and the Company may be responsible for part or all of the cost of resolving the damages, including the clean-up of any environmental contamination. The Company offers, as part of its services, installation, removal and remediation products and services, the removal and disposal of leaking USTs, and disposal or remediation of contaminated soil and water.
The Company may be liable for investigation and cleanup costs under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA" or the "Superfund"), the Resource Conservation and Recovery Act of 1976, as amended ("RCRA"), the Oil Pollution Act of 1990 ("OPA") and similar state and local laws. In addition, the Company may be subject to the requirements applicable to the generation, transportation and disposal of hazardous waste.

     The Company currently maintains general liability insurance, contractor's pollution liability insurance and product liability insurance, although no assurance can be given that such insurance will continue to be available. The Company believes that its current level of insurance coverage is adequate to protect it from the type and level of liability exposure the Company can reasonably expect to encounter during its ordinary course of business.
However, the coverage would most likely be inadequate if a catastrophic event occurred for which the Company was determined to be liable. As a result, there is no assurance that such insurance coverage will adequately protect the Company under all circumstances.

     USTs must meet EPA regulations and certain state and local regulations. Federal UST regulations are promulgated under RCRA and relate to storage of petroleum products and other hazardous substances under CERCLA. State and local laws and regulations require that installers, servicers and removers of USTs be licensed and certified according to applicable regulations. No assurance can be given that the EPA or state or local laws and regulations will not be changed, or that any such changes would not have a material adverse effect on the Company's business.

     EMPLOYEE HEALTH AND SAFETY. UST removal, installation and remediation operations may expose the Company's employees and others to dangerous and potentially fatal quantities of petroleum or hazardous chemical products, which may cause cancer and other debilitating diseases. Although the Company takes precautions to minimize worker exposure, there can be no assurance that the Company will avoid liability to persons who contract diseases related to such exposure. Such persons potentially include the Company's employees, persons occupying or visiting facilities in which petroleum or other chemicals are being or have been removed or stored, persons in surrounding areas and persons engaged in transportation and disposal of waste material. In addition, the Company and its employees are required to meet certain training, health and safety and licensing requirements under OSHA and other Federal, state and local laws.

     DEPENDENCE ON MANAGEMENT AND QUALIFIED PERSONNEL. The Company has been and will be dependent for management and operation of the Company by Louis J. Tedesco, Chairman of the Board of Directors, Chief Executive Officer and President of the Company. Loss of the services of Mr. Tedesco or other key managers could adversely affect the Company. The Company's success will also depend significantly on its ability to obtain and retain management and to attract and retain additional skilled personnel, including highly trained estimators, project managers and licensed supervisors. Additionally, the Company's success is dependent upon maintaining adequate employee relations, including relations with unions.

     The Company has grown primarily by acquisition and has made sixteen acquisitions since March 1993. The growth of the Company by acquisition and the need to integrate the businesses of acquired companies into the Company's standards has placed and will continue to place a significant strain on the Company's management resources. As the Company grows, the number of employees with specialized skills may need to be increased. Although the Company has been preparing for larger scale operations, there can be no assurance that the company will be able to operate on a substantially larger scale or obtain the necessary personnel.

     FLUCTUATIONS IN OPERATING RESULTS. The Company has expanded by acquiring entities involved in the installation, removal, distribution, service and remediation businesses and has accounted for such acquisitions using the purchase method of accounting. Accordingly, it has included the operations of acquirees from the date of their acquisition. As a result, year-to-year and partial year results have fluctuated and may continue to fluctuate depending upon the timing of acquisitions, if any. Quarterly results of operations may fluctuate as a result of adverse winter weather.

     CUSTOMERS. The Company has a large number of customers in the United States and Mexico. As part of its ordinary course of business, the Company grants credit to customers based upon an assessment of their payment history and financial statements. Management has estimated and recorded an allowance for uncollectible accounts receivable, but the amounts ultimately collected could differ from estimated amounts.

     The Company's customers have in the past and could be in the future negatively affected by disruption or instability in the world oil supply. This could result in the slowdown or stoppage of projects in the Company's markets.

     INVENTORIES. The Company maintains inventories for sales to third parties and use in its installation and service businesses. The technology used in such equipment is becoming more complex and is continually changing.
Therefore, portions of the Company's inventories could become obsolete. Management has estimated and recorded an allowance for obsolete and slow moving inventories, but actual amounts could differ from those estimates.

     VENDORS. While the Company acquires equipment and parts from many sources, a major manufacturer of fuel dispensing equipment, Gilbarco Inc., a unit of General Electric PLC, canceled its local distributor arrangement with two of the Company's units. The Company can obtain equipment and parts from other sources. The Company has filed a lawsuit against Gilbarco and others alleging violation of the antitrust and other laws and has won a $27 million judgment against Gilbarco, which has appealed such judgment. The Company intends to pursue its legal remedies through the appeals process, the cost of which may adversely effect the results of operations. The Company will not recognize the award in its consolidated financial statements until it is received or assured. There can be no assurances that the Company will be successful in this appeal or that any such judgment will be collected.

     The Company maintains distributorship agreements with other manufacturers of fuel dispensing equipment and supplies. There can be no assurances that the Company can maintain these distributorship agreements and, if any of such agreements are canceled, such cancellation may adversely affect the results of operations.

     COMPETITION. The UST industry is highly competitive, comprised of numerous petroleum product-related construction firms, UST equipment distributors, and service and engineering firms. The Company believes that most of such firms have only a local or regional presence. The remediation industry is highly competitive and certain competitors have resources greater than the Company and offer their services on a national and international scale. The Company also believes that additional firms may enter the market, in response to EPA, state and local regulations and that added competition has adversely affected and may continue to adversely affect its operating profit margins. Competition is primarily based on price, service, reliability and reputation.

     RISKS OF CONSTRUCTION BUSINESS AND SEASONALITY. The Company is subject to the risks of the construction business including the risks of delay because of weather, such as 1993-1994 and 1995-1996 prolonged adverse winter weather on the East Coast, availability of skilled workers and materials and other similar risks that result from the acts of its subcontractors or other contractors at a work site. Commercial construction projects, as well as federal, state and municipal projects, often require contractors to post both performance and payment bonds at the time of execution of a contract. Performance bonds guarantee that the project will be completed, and payment bonds guarantee that subcontractors and vendors will be paid for labor, equipment and other purchases. Bonds typically cost between 1 1/2% and 2 1/2% of the cost of the project. Contractors without adequate bonding capabilities may be ineligible to bid or negotiate on many projects. Although the Company currently has a surety program with a major underwriter for this purpose, there can be no assurance that this program will continue or that the Company will be able to maintain adequate bonding capacity.

     Certain of the Company's construction contracts are on a fixed price basis. Cost over-runs, due to subsequent price increases, unanticipated problems, inefficient project management, inaccurate estimation of labor or material costs or disputes over the terms and specifications of contracted performance, could have a material adverse effect on the Company and its operations. The Company anticipates that sales from construction and remediation services performed primarily outdoors will experience some seasonality based on the effects of weather conditions, and that these effects will vary depending on the particular geographic area where the construction or remediation is performed.

     BACKLOG. In general, fixed price fueling facility related contracts are completed within a few months and thus this firm backlog does not meaningfully reflect future sales levels. The Company also has time and material contracts, most of which involve site assessment and remediation, including contracts in which state government petroleum clean-up reimbursement programs will pay for the cost of such clean-up. Under the government reimbursement programs, the Company performs environmental clean-up services for a client with the understanding that the government reimbursement program will pay for the majority of clean-up costs, and not the client. The Company has a substantial number of contracts to be completed in the next several years, which contracts do not specify anticipated costs of the clean-up and the costs of completing the work are not determined until after the contract is entered into and site assessment work is substantially complete. Further, certain of such contracts may be terminated by the customer. In some of these sites, the client may pay for certain upgrading of the petroleum distribution system when the clean-up is in process. The Company is completing such contracts in the ordinary course of business. There is a substantial lag time under these state programs before payment is received.

     FOREIGN OPERATIONS. The Company has operations in Mexico, Argentina and Spain and may expand such operations to other countries. Such operations are subject to the customary risks of doing business abroad, including fluctuations in the value of currencies, inflation, taxes or tax policies, currency export controls, imported duties, quotas, work stoppage and political instability, and additional or different environmental regulations. These risks may adversely affect the Company's operations in Mexico, Argentina and Spain.

     POSSIBLE VOLATILITY OF SHARE PRICE. There has been a history of volatility in the market prices for securities of growth companies including the Company. Factors such as announcements of acquisitions, operating results and government regulatory action, could have a significant impact on the future market price of the Common Stock. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock.

     BLANK CHECK PREFERRED STOCK. The Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. Except for the outstanding Series B Convertible Redeemable Preferred Stock, the Company has no present intention of issuing additional shares of Preferred Stock. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect on making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company.

     ANTI-TAKEOVER EFFECT OF DELAWARE LAW. The Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 could have the effect of delaying or preventing a change of control of the Company. The Company may be subject to similar provisions of the Washington Business Corporation Act.

     LITIGATION. The Company from time to time is subject to ordinary routine litigation relating to its operations, some of which is covered by insurance and some of which may not be. The Company may have liability under environmental laws for work performed by it or its acquired entities, including cleanup liability under the Super Fund laws or similar state and local laws.
At the current time the Company does not believe that any litigation it is involved in would result in a material adverse effect on the Company's financial position. However, given the nature of environmental lawsuits the Company is or could be subject to, no assurance can be given that any such lawsuits may not result, individually or in the aggregate, in a material judgment against the Company. As of the date hereof, the Company is not subject to any environmental lawsuits brought by any governmental agency.
Also, see Vendors on page 9.

                      SELLING STOCKHOLDERS

   The following table shows for the Selling Stockholders, (i) the number and percentage of Common Stock of the Company beneficially owned by them as of September 15, 1996 and (ii) the number of shares covered by this Prospectus.

                                                          Number of
                                         Number of          Shares
                                           Shares          Covered    Amount
                                        Beneficially       by This     After
     Selling Stockholder                   Owned*        Prospectus  Offering**
--------------------------------       --------------   -----------  ----------
Gary Beal (2)                                  27             27        -0-
Steve Beirl (2)                             1,501          1,501        -0-
Kenneth Blandford (2)                           5              5        -0-
Michael & Paulette Brody (2)                    5              5        -0-
Shirley Campana (2)                           589            589        -0-
Alan Chilcoat (2)                              35             35        -0-
Dominick & Dominick,
Incorporated (6)                          150,000        150,000        -0-
Norman & Dorothy Eder (2)                       5              5        -0-
Donald Ray Elliott (2)                          5              5        -0-
Kent Ellsworth (2)                          1,966          1,966        -0-
Anita Engstrom (2)                              5              5        -0-
Janice Lynn Engstrom (2)                        5              5        -0-
Patricia Engstrom (2)                           5              5        -0-
Merle Ferris (2)                                5              5        -0-
Salvatore Gaglio (2)                        2,049          2,049        -0-
Theodore Mitchell Gurr (1)              1,996,199      1,273,750        -0-
Lee Hanna (2)                                 856            856        -0-
Thomas Huntoon (2)                            561            561        -0-
Dennis Kuhr (2)                             1,384          1,384        -0-
Robert Larsen (2)                             415            415        -0-
Scott Larsen (2)                           82,857         16,584        -0-
David & Patricia Manigold (2)                  27             27        -0-
William D. Marshall (5)                    13,186         13,186        -0-
Robert Massey (2)                               5              5        -0-
Greg Maupin (2)                             1,966          1,966        -0-
Steve Maupin (2)                              589            589        -0-
Donald W. May, Jr. (4)                     40,478         28,356        -0-
Suzanne K. Painter (3)                     19,933          5,466        -0-
David V. Parks (3)                         19,933          5,466        -0-
Roy H. Parks, Jr. (3)                      19,933          5,466        -0-
Norman & Annalee Parrish (2)                   16             16        -0-

                                                          Number of
                                         Number of          Shares
                                           Shares          Covered    Amount
                                        Beneficially       by This     After
     Selling Stockholder                   Owned*        Prospectus  Offering**
--------------------------------       --------------   -----------  ----------

Stephen Pegler (2)                        159,011         28,082        -0-
Joseph Pitt (2)                                 5              5        -0-
R. Michael Pitt (2)                             5              5        -0-
Liz Robbins (6)                               537            537        -0-
South Coast Communications (6)              2,254          2,254        -0-
Joy Stillman (2)                              385            385        -0-
The Anna T. Mercede Martial Trust (2)         289            289        -0-
The Martial Trust Election (2)                229            229        -0-
Konnie J. Trace (3)                        19,933          5,465        -0-
Triad Capital Partners (2)                  2,757          2,757        -0-
Carl G. Walko (5)                          13,187         13,187        -0-
Kenneth Woodruff (2)                            5              5        -0-

---------------
* No Selling Stockholder in the above table owns over 1% of the outstanding Common Stock, except Theodore Mitchell Gurr (4%).

** "Amount After Offering" assumes the sale of all shares for each individual covered by this Prospectus and other Prospectuses of the Company.

(1) A former officer and director of Gurr Omega, Inc. and shareholder of the predecessor which the Company acquired. Gurr Omega, Inc. was merged into the Company in September 1995. Mr. Gurr is currently President of the Environmental Services Division of the Company.

(2) Former shareholders of the predecessor of Silicate Omega, which was merged into the Company in September, 1995.

(3)  Certain officers, directors and owners of Parks Family Investment
     Corporation, the predecessor to Parks Omega.   David V. Parks and Roy H.
     Parks, Jr. were officers and directors of Parks Omega, which was merged into the Company in September, 1995.

(4) Former shareholder of the predecessor of SST Omega, which was merged into the Company in September, 1995.

(5) Former shareholder of Life Cycle Services, Inc. which was acquired by the Company in April, 1996.

(6)  Consultant that provided services to the Company.


     The above Selling Stockholder's shares are included in this Prospectus pursuant to the acquisition agreements in which the Company acquired certain assets and businesses or pursuant to other arrangements with the Company.

     Information set forth in the tables regarding the securities owned by each Selling Stockholder is provided to the best knowledge of the Company based on information furnished to the Company by the respective Selling Stockholder and/or available to the Company through its stock transfer records.

                             PLAN OF DISTRIBUTION

     The securities offered hereby may be sold by the Selling Stockholders or by pledgees, donees, transferees or other successors-in-interest. Such sales may be made in the over-the-counter market, in privately negotiated transactions, or otherwise, at prices and at terms then prevailing, at prices related to the then current market prices or at negotiated prices. The shares may be sold by one or more of the following methods: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to consummate the trans action; (b) a purchase by a broker or dealer as principal, and the resale by such broker or dealer for its account pursuant to this Prospectus, including resale to another broker or dealer; or (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by a Selling Stockholder may arrange for other brokers or dealers to participate. Any such brokers or dealers will receive commissions or discounts from a Selling Stockholder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. Any gain realized by such a broker or dealer on the sale of shares which it purchases as a principal may be deemed to be compensation to the broker or dealer in addition to any commission paid to the broker by a Selling Stockholder.

     The securities covered by this Prospectus may be sold under Rule 144 instead of under this Prospectus. The Company will not receive any portion of the proceeds of the securities sold by the Selling Stockholders. There is no assurance that the Selling Stockholders will sell any or all of the securities offered hereby.

     The Selling Stockholders have been advised that during the time each is engaged in distribution of the securities covered by this Prospectus, each must comply with Rules 10b-5 and 10b-6 under the Securities Exchange Act of 1934, as amended, and pursuant thereto: (i) shall not engage in any stabilization activity in connection with the Company's securities; (ii) shall furnish each broker through which securities covered by this Prospectus may be offered the number of copies of this Prospectus which are required by each broker; and
(iii) shall not bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted under the Securities Exchange Act of 1934, as amended. Any Selling Stockholders who may be "affiliated purchasers" of the Company as defined in Rule 10b-6, have been further advised that pursuant to Securities Exchange Act Release 34-23611 (September 11, 1986), they must coordinate their sales under this Prospectus with each other and the Company for purposes of Rule 10b-6.

                        DESCRIPTION OF SECURITIES

     GENERAL. The Company is authorized to issue 60,000,000 shares of Common Stock, $0.0025 par value, and 5,000,000 shares of Preferred Stock, $0.0025 par value. The Board of Directors and stockholders have recently approved an amendment to increase the authorized shares of Common Stock to 100,000,000. As of August 31, 1996, 43,379,780 shares of Common Stock and 500 shares of Series B Convertible Redeemable Preferred Stock were outstanding .

     COMMON STOCK. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders, and are not entitled to cumulate their votes in the election of directors. The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock.

     PREFERRED STOCK. The Company is authorized to issue Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company does not currently intend to issue any additional shares of its Preferred Stock.

     In December, 1995, the Company sold 500 shares of Series A Convertible Redeemable Preferred Stock for net proceeds of $4,635,000. As of August 31, 1996, all Series A Convertible Redeemable Preferred Stock had been converted into 2,553,693 shares of Common Stock.

     The Company has 500 shares of Series B Convertible Redeemable Preferred Stock ("Series B Preferred Stock") outstanding as of September 15, 1996. Holders of Series B Preferred Stock are not entitled to receive any dividends and have the right to vote on all matters on which the holders of Common Stock shall have the right to vote, and each share of Series B Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which it is then convertible, with fractions rounded up to next full vote. Holders of Series B Preferred Stock are not entitled to any liquidation preference upon any voluntary liquidation, dissolution or winding up of the Company. The Company shall not amend alter or repeal any of the provisions of its Certificate of Incorporation or bylaws so as to affect adversely the powers, preferences, qualifications, limitations or rights of the holders of the Series B Preferred Stock.

     The holders of Series B Preferred Stock are entitled to convert the shares of Series B Preferred Stock at the Conversion Price into fully paid and non assessable shares of the Company's Common Stock. The Conversion Price is equal to the lower of (i) $1.83661 (85% of the average closing bid price of the Common Stock calculated over the seven trading-day period ending on the day prior to the date of the subscriptions for the Series B Preferred Stock) or
(ii) 85% of the average closing bid price of the Common Stock calculated over the seven trading-day period immediately preceding the day on which each written notice of a conversion is submitted to the Company. The number of shares to be received upon conversion shall be determined by dividing the purchase price per share of Series B Preferred Stock of $10,000 by the Conversion Price.

     The Company has the right, upon ten days written notice, to redeem all outstanding shares of Series B Preferred Stock for $12,200 cash per share of Series B Preferred Stock. Notwithstanding the foregoing, holders of Series B Preferred Stock may continue to submit notices of conversion until the termination of the relevant notice period and will receive Conversion Shares rather than cash if they submit such notices prior to the expiration of said notice period.

     All unconverted Series B Preferred Stock will be mandatorily redeemable by the Company for $12,200 cash per share of Series B Preferred Stock in the event that conversion notices are submitted which, if accepted, would (i) otherwise require the Company to issue Common Stock to the holders in an amount which exceeds or which has voting power which exceeds nineteen and one-half percent (19 1/2%) of the number of shares of Common Stock of the Company outstanding immediately prior to the issuance of the Series B Preferred Stock, or (ii) result in the Common Stock in excess of the number of shares of Common Stock authorized in the Certificate of Incorporation of the Company (as amended).

     All outstanding shares of Series B Preferred Stock will automatically convert into Common Stock at the Conversion Price on July 31, 1997.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including: the issuance of capital stock of the Company or rights to purchase stock or other securities, as a dividend or distribution on any shares of capital stock of the Company; subdivisions, combinations and reclassifications of the Common Stock; the issuance to all holders of Common Stock of certain rights or warrants entitling them to subscribe for or purchase Common Stock at less than the current market price (as calculated in the Certificate of Designation of the Series B Preferred Stock); and the distribu tion to all holders of Common Stock of evidence of indebtedness, cash (excluding ordinary cash dividends from retained earnings), or assets or other rights or warrants to subscribe for or purchase any security.

                                LEGAL OPINION

     The validity of the securities offered hereby will be passed upon for the Company by Jeffer, Mangels, Butler & Marmaro LLP, Los Angeles, California.


                                  EXPERTS

     The consolidated financial statements of Omega Environmental, Inc. as of March 31, 1996 and 1995, and for each of the years in the three-year period ended March 31, 1996, incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP, covering the March 31, 1996 consolidated financial statements contains an explanatory paragraph that states that the Company has incurred significant losses since inception and operations have not generated sufficient cash to cover current obligations. These matters raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                              -----------------------
-------------------------------------------------------------------------------
NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.











                           TABLE OF CONTENTS

                                                                          Page
                                                                          ----

INCORPORATION OF CERTAIN DOCUMENTS BY
       REFERENCE.............................................................2

AVAILABLE INFORMATION........................................................2

PROSPECTUS SUMMARY...........................................................3

RISK FACTORS.................................................................5

SELLING STOCKHOLDERS........................................................12

PLAN OF DISTRIBUTION........................................................14

DESCRIPTION OF SECURITIES...................................................14

LEGAL OPINION...............................................................16

EXPERTS.....................................................................16



-------------------------------------------------------------------------------

-------------------------------------------------------------------------------



                                    OMEGA

                              ENVIRONMENTAL, INC.





                                 COMMON STOCK








                              ---------------------
                                   PROSPECTUS
                              ---------------------








                               October   , 1996
                                       --


-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses, in connection with the offering described in this Registration Statement.

                                                          Total
                                                         --------
SEC Filing Fee...................................    $       910
Reproduction*....................................          1,000
Accounting Fees and Expenses*....................          4,000
Legal Fees and Expenses*.........................         13,000
Miscellaneous*...................................          1,090
                                                     -------------
Total............................................    $    20,000
                                                     -------------
                                                     -------------
 * Estimated.

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Delaware General Corporation Law Section 145 provides that the Registrant may indemnify any officer or director who was made a party to a suit because of his position, including derivative suits, if he was acting in good faith and in a manner he reasonably believed was in the best interest of the Registrant, except, in certain circumstances, for negligence or misconduct in the performance of his duty to the Registrant. If the director or officer is successful in his suit he is entitled to indemnification for expenses, including attorney fees. The Company's Certificate of Incorporation eliminates director's liability to shareholders or the Company for monetary damages arising out of certain breaches by the directors of their fiduciary duty of care. Finally, Article Ninth of the Registrant's Certificate of Incorporation and Article III, Section 13, of the Registrant's By-Laws provides for indemnification of the Registrant's officers and directors, except in case of gross negligence or willful misconduct, if they are a party to an action because they were an officer or director.

ITEM 16.   EXHIBITS

Exhibit
Number
-------
  3(i)     Amended and Restated Certificate of Incorporation of the
           Registrant, dated as of July 30, 1996 (2)
  3(ii)    Bylaws of the Registrant dated as of December 28, 1989, as amended March 26, 1992 (3)
  4        See Exhibits 3(i) and (ii).
  5        Opinion of Jeffer, Mangels, Butler & Marmaro LLP (1)
 15        Letter of KPMG Peat Marwick LLP (Included on Page II-6) (1)
 23.1      Consent of KPMG Peat Marwick LLP (Included on Page II-4) (1)
 23.2      Consent of Jeffer, Mangels, Butler & Marmaro LLP (See Exhibit 5)
 24        Power of Attorney (See Page II-3)
-------------------
        (1)  Filed herewith.
        (2) Previously filed with and incorporated herein by reference to the Registrant's Form 10-Q for the fiscal quarter ended June 30, 1996.
        (3) Previously filed and incorporated herein by reference to the Registrant's Form 10-Q, as amended, for the fiscal quarter ended December 31, 1995.

ITEM 28. UNDERTAKINGS

      (a)   The undersigned Registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-8, Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf of the undersigned, thereunto duly authorized, in the City of Bothell, State of Washington, on the 2nd day of October 1996.

                             OMEGA ENVIRONMENTAL, INC.


                             By: /s/ LOUIS J. TEDESCO
                                 --------------------------------
                                 LOUIS J. TEDESCO
                                 Chairman of the Board of Directors, Chief
                                 Executive Officer and President

                              POWER OF ATTORNEY
     Each person whose individual signature appears below hereby constitutes and appoints Louis J. Tedesco and Dan E. Steigerwald, or either of them, as his true and lawful attorney(s)-in-fact with full power of substitution to execute in the name and on behalf of such person, individually and in each capacity stated below, and to file, any and all amendments to this Registration Statement, including any and all post-effective amendments.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

     SIGNATURE                     TITLE                  DATE
-------------------------   ---------------------    ---------------

/s/ Louis J. Tedesco
-------------------------
LOUIS J. TEDESCO            Chairman of the Board    October 2, 1996
                            of Directors, Chief
                            Executive Officer,
                            President and
                            Director (Principal
                            Executive Officer)

/s/ Dan E. Steigerwald
-------------------------
DAN E. STEIGERWALD          Chief Financial          October 2, 1996
                            Office (Principal
                            Financial Officer)

/s/ Bradley S. Powell
-------------------------
BRADLEY S. POWELL           Vice President and       October 2, 1996
                            Corporate Controller
                            (Chief Accounting
                            Officer)

/s/ Leo L. Azure, Jr.
-------------------------
LEO L. AZURE, JR.           Director                 October 2, 1996

/s/ Edgar S. Brower
-------------------------
EDGAR S. BROWER             Director                 October 2, 1996

/s/ Edward J. O'Sullivan
-------------------------
EDWARD J. O'SULLIVAN        Director                 October 2, 1996

/s/ Douglas R. Rogers
-------------------------
DOUGLAS R. ROGERS           Director                 October 2, 1996

/s/ Steve Sarich, Jr.
-------------------------
STEVE SARICH, JR.           Director                 October 2, 1996